Exhibit 99.2

Global Cord Blood Corporation Announces Appointment of Joint Provisional Liquidators by The Grand Court Of The Cayman Islands

HONG KONG, China, September 26, 2022 - Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced that an order was made by the Grand Court of the Cayman Islands (“Grand Court”) on September 22, 2022 (the “Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited as the Joint Provisional Liquidators of the Company (the “Joint Provisional Liquidators”). Upon the making of the Order, the powers of the directors of the Company are suspended. Blue Ocean Structure Investment Company Limited, a shareholder of the Company, filed a petition on August 22, 2022 in the Grand Court requesting the appointment.

Following the issuance of the Order, The New York Stock Exchange (the “NYSE”) halted trading in the Company’s Ordinary Shares effective September 23, 2022.

The Joint Provisional Liquidators are authorized and empowered by the Grand Court to take such steps as they consider necessary or expedient to protect the Company’s assets. The powers of the Joint Provisional Liquidators include, among other things, the power to defend any actions or legal proceedings on behalf of the Company, to investigate and conduct the affairs of the Company, to engage staff and advisors to assist them in the performance of their functions, to take possession of and collect the Company’s property and to execute all agreements and documents on behalf of the Company.

The Joint Provisional Liquidators are required to file a progress report to the Grand Court within 28 days of the Order and a further report within 70 days of the Order. At the current time, the Joint Provisional Liquidators expect the Company to continue operating its businesses. Depending on a number of factors, at any future hearings the Grand Court may (i) dismiss the petition and hand control back to the directors, (ii) adjourn the petition to allow the Joint Provisional Liquidators to continue in office, (iii) make a winding up order, or (iv) make any other order as it sees fit.

The Order further provides that no lawsuit, action or other judicial proceedings, including criminal proceedings, shall be proceeded with or commenced against the Company, except with the leave of the Grand Court and subject to such terms as the Grand Court may impose.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at:

http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, the impact of the Order and steps taken by the Joint Provisional Liquidators pursuant thereto on the Company’s business, operations and reputation, the NYSE’s trading halt, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the U.S. Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please email:

GCBCJPLs@uk.gt.com